Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Stone Energy Corporation for the registration of $500,000,000 in debt securities, common stock, preferred stock, warrants, guarantees of debt securities, rights, units and depository shares and to the incorporation by reference therein of our reports dated February 26, 2009, with respect to the consolidated financial statements of Stone Energy Corporation, and the effectiveness of internal control over financial reporting of Stone Energy Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New Orleans, Louisiana
May 5, 2009